May 29, 2015

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Form 10-K for the Year ended December 31, 2014
Filed on February 26, 2015
File No. 001-14260

Dear Mr. Woody:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated May 18, 2015, regarding the above referenced annual report on Form 10-K for the year ended December 31, 2014 filed on February 26, 2015 (the “Form 10-K”) and the quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed on May 7, 2015. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-Q for the quarterly period ended March 31, 2015

2.	Business Combinations, page 7

1.	We note you completed the acquisition of eight correctional and detention facilities from LCS Corrections Services, Inc., on February 17, 2015, and that the total consideration paid was greater than 10% of your total assets as of your previous year end, December 31, 2014. Please tell us how you determined you were not required to provide audited Rule 3-14 financial statements and related pro forma information by amendment to your Form 8-K by May 3, 2015.

Response:

As the staff indicated, and as the Company has disclosed in its Form 8-K and in its Form 10-Q for the quarterly period ended March 31, 2015, the Company completed the acquisition of eight correctional and detention facilities from LCS Corrections Services, Inc. and its affiliates (collectively, “LCS”), on February 17, 2015 for total consideration of approximately $307.4 million.

Mr. Kevin Woody

Branch Chief

May 29, 2015

Prior to the acquisition of these facilities, the Company did consider the disclosure requirements required by Items 2.01 and 9.01 of Form 8-K as well as Rule 3-14 of Regulation S-X. The Company reviewed the guidance set forth in the SEC’s Division of Corporation Finance Financial Reporting Manual, specifically in Section 2305.2 – Nature of Real Estate Operations, which states that Rule 3-14 of Regulation S-X applies to the acquisition or probable acquisition of real estate operations. The guidance provides that “the term ‘real estate operations’ refers to properties that generate revenues solely through leasing. Examples include office, apartment and industrial buildings as well as shopping centers and malls. ‘Real estate operations’ excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter periods due to market and managerial factors.”

Collectively the correctional and detention facilities that the Company acquired from LCS do not generate revenues solely through leasing real property but instead generate revenue through general operations under facility management contracts with approved government appropriations based on a net rate per day per inmate. This per diem rate generally covers services provided such as security, food, medical and rehabilitation programs. Therefore, since these revenues are substantially generated from general operations and not from leasing activities, the Company concluded that Rule 3-14 of Regulation S-X was not applicable to this acquisition. As such, the Company determined that it was not required to provide audited Rule 3-14 financial statements and related pro forma information related to this acquisition in its Form 8-K.

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-982-5519.

In connection with responding to the Staff’s comment, GEO has acknowledged in Exhibit A to this letter the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Woody

Branch Chief

May 29, 2015

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno For the Firm

cc:	Securities and Exchange Commission
Eric McPhee, Staff Accountant

The GEO Group, Inc.

  Brian R. Evans, Senior Vice President and Chief Financial Officer

  Ronald A. Brack, Vice President, Chief Accounting Officer and Controller

  John J. Bulfin, Esq., Senior Vice President and General Counsel

Akerman LLP

  Stephen K. Roddenberry, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

May 29, 2015

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated May 18, 2015, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer